As of December 31, 2013, the following persons or entities now own more than 25% of a funds voting security.

Person/Entity

SALIENT RISK PARITY FUND
RELIANCE TRUST CO CUSTODIAN 	33.73%

SALIENT MLP & ENERGY INFRASTRUCTURE FUND II
UBS WM USA			29.52%



As of December 31, 2013, the following persons or entities no longer own more than 25% of a funds voting security.

Person/Entity

SALIENT MLP & ENERGY INFRASTRUCTURE FUND II
NFS LLC FEBO			21.70%